ANTHONY L.G., PLLC

laura aNTHONy, esq.

GEOFFREY ASHBURNE*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ., LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE****

CRAIG D. LINDER, ESQ.*****

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY @ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in D.C., CA, NY and MO

*****licensed in FL, CA and NY

February 8, 2019

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 002, LLC Offering Statement on Form 1-A Filed August 15, 2018 File No. 024-10884

Dear Ms. Ransom:

We have electronically filed herewith on behalf of Masterworks 002, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A filed on August 15, 2018 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the Form 1-A filed on August 15, 2018.

We have revised the terms and conditions of the offering set forth in Amendment No. 1 to conform in most respects to the terms and conditions of the offering set forth in Amendment No. 6 to Form 1-A (File No. 10876) of Masterworks 001, LLC, which was filed on January 30, 2019 with the Securities and Exchange Commission (“SEC”). Accordingly, many of the comments below are no longer applicable to the current amended form of the Form 1-A of Masterworks 002, LLC.

Notwithstanding, for your ease of reference and in order to fully address the previous comments received on the Form 1-A, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated September 11, 2018. In addition, for your ease of reference and review, we intend to supplementally provide the Staff with a courtesy redline of Amendment No. 1 to the Form 1-A of Masterworks 002, LLC marked against Amendment No. 6 to the Form 1-A of Masterworks 001, LLC

We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

1.	Comment: In every instance where you reference your intent to record ownership and effectuate transfers on the Ethereum blockchain, please ensure that you characterize it as a future intent to do so, if true, and clarify that your current method of recording ownership and effectuate transfers will be via book entry. In this regard, your disclosure under the heading “Ethereum Blockchain” on page 34 appears to suggest that your intent is to effectuate such transfers on the Ethereum blockchain in the future.

Response: The Company acknowledges and understands the Staff’s comment, however the Company no longer intends to record ownership or effectuate transfers on the Ethereum blockchain and has therefore revised the Form 1-A to remove any discussion of either recording or effectuating transfers on the Ethereum blockchain. If the Company wishes to pursue the foregoing in the future, it will not do so without soliciting the Staff’s comments.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

February 8, 2019

2.	Comment: Your Q&A that discusses your intended use of the proceeds of the offering states that you will use the proceeds you receive from this offering plus any unsold Class A shares to purchase the painting. Given that your offering has no minimum and there is a risk that you will raise far less than the maximum amount you seek to raise, please confirm, if true, that you will purchase the painting even under such circumstances. If there are any circumstances in which you will not purchase the painting, please revise to discuss them.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Q&A and disclosure throughout the Form 1-A to clearly state that we may not sell all of the Class A ordinary shares in the offering and if the offering is undersubscribed, the consideration to effect the merger pursuant to which the Company will acquire the painting will consist of a combination of cash and any Class A ordinary shares not sold in the Regulation A offering. The number of Class A ordinary shares issued to Masterworks as consideration for the merger to acquire the painting will equal the total number of shares that remain unsold in the offering. As clarified in the Form 1-A, in any circumstance in which a closing of the offering occurs, the Company will proceed to execute the merger to acquire the painting and, in all circumstances in which a closing actually occurs, the capital structure of the Company will be the same.

3.	Comment: You indicate that you are offering up to 171,588 of your Class A shares for $21.05 per share. It appears this will result in maximum proceeds of $3,611,927, which is $448 less than the amount currently disclosed of $3,612,375. Please revise the number of shares being offered, the price per share, or the maximum offering amount as needed for consistency.

Response: The Company acknowledges and understands the Staff’s comment and has restructured the terms of the offering of the Class A ordinary shares such that the offering size and related information has been revised and updated throughout the Form 1-A.

4.	Comment: You indicate that you will conduct a private placement to offer up to 171,588 of your Class A shares for $18.95 per share. It appears this will result in maximum proceeds of $3,251,593, which is $456 more than the amount currently disclosed of $3,251,137. Please revise the number of shares being offered in your private placement, the price per share, or the maximum offering amount as needed for consistency.

Response: The Company acknowledges and understands the Staff’s comment and has decided not to pursue the private placement at this time and has removed all discussion of same from the Form 1-A.

Summary

The Painting, page 8

5.	Comment: Please tell us why you believe it is meaningful or relevant to disclose that the fair market value of the painting was appraised at $8.5 million on June 19, 2018 and to file such appraisal as an exhibit given that it sold at public auction the following day for only $6.2 million. It is unclear to us that the hypothetical sale price represented by the appraisal is meaningful to investors in this offering given that an actual sale price was determined a short time later and was significantly lower. If you continue to believe your current disclosure regarding the appraisal is meaningful, please revise your disclosure to better explain what the appraisal amount represents and how you were able to purchase the painting one day later at a price significantly below the appraisal amount so that investors do not place undue emphasis on the appraisal amount.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

February 8, 2019

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in the Form 1-A on page 44 to explain why the Company believes that the pre-auction appraisal is relevant information for investors. The Company believes that the revised disclosure in the Form 1-A puts the appraisal in its proper context for investors for the reasons set forth in the disclosure.

Merger, page 9

6.	Comment: We note that your subsidiary will merge with 6461230 LLC and you will succeed to its assets, which consists of the Painting. However, it appears that the closing of the sale of the Painting purchased by 6461230 LLC, will not occur until September 2018. Please clarify the conditions that need to be met for closing to occur and discuss any potential risks to investors if the closing does not occur prior to the merger.

Response: The Company acknowledges and understands the Staff’s comment and has revised and updated the disclosure in the Form 1-A to indicate that Masterworks did in fact acquire ownership of the Painting in September 2018.

Private Placement, page 10

7.	Comment: We note your disclosure that the Private Placement and this offering are “mutually conditioned on the closing of the other.” Yet you also state that you “will not accept any subscriptions in the Private Placement following the commencement of this offering,” which suggests that you will close the Private Placement before this offering is qualified. Please clarify the expected commencement and closing of each offering and revise to disclose whether investors in this offering will know the level of funds that have been raised in the Private Placement before making their investment decision.

Response: The Company acknowledges and understands the Staff’s comment. The Company has decided not to proceed with the private placement at this time and has therefore revised the Form 1-A to remove any discussion of same.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

February 8, 2019

The Offering, page 14

8.	Comment: Please disclose any relationships or formal agreements that you may have with cryptocurrency exchange service providers that would enable you to accept payments in Bitcoin or Ether. If you intend to accept Bitcoin, Ether or other cryptocurrencies for the purchase of shares in this offering, please explain the payment process. For example, how the conversion of the cryptocurrency to dollars will be accomplished, whether the company will use a specific cryptocurrency exchange and how and when the price in cryptocurrency will be determined and communicated to the purchaser.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Form 1-A to clarify that we currently have an account with Kraken Bitcoin Exchange, though we continue to seek additional exchange relationships that will enable us to accept Bitcoin or Ether and do an instant exchange to U.S. dollars. The exchange rate will be determined by Kraken or such other exchange and we will honor that exchange rate at the time of exchange. Details about the method of effecting the exchange and how an investor can determine the exchange rate in effect at the time of subscription will be available on the Masterworks Platform. Class A ordinary shares will be allocated to a purchaser based on the actual exchange rate in effect at the time a subscription is received.

Dividend Policy, page 16

9.	Comment: Please revise to clarify that there is no assurance that a liquidating distribution will be available at the time the painting is sold.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Form 1-A to clarify that there can be no assurance as to the timing of a liquidating distribution or that we will pay a liquidating distribution at all.

Risk Factors

It is possible that there will be multiple trading markets established for the Class A Shares…, page, 25

10.	Comment: Please revise to clarify your references to “list” to state whether you expect to list your securities on a national securities exchange.

Response: The Company acknowledges and understands the Staff’s comment and has revised the Form 1-A to replace references to “listing” the Class A ordinary shares with language indicating the Company’s intention is to “make the Class A ordinary shares available for trading…” and additional language to clarify that the Company does not intend to list the Class A ordinary shares on a national securities exchange.

Dilution, page 31

11.	Comment: It appears the Total Consideration Percent for New Investors (this Offering) should be 52.6% and the Total Consideration Percent for New Investors (Private Placement) should be 47.4%. Please revise your disclosure, or if our understanding is not correct, please show us how these amounts are calculated.

Response: The Company acknowledges and understands the Staff’s comment. The Company has decided not to proceed with the private placement at this time and has restructured the terms of the offering, such that the offering size and related information, including that relating to dilution, has been revised and updated throughout the Form 1-A.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

February 8, 2019

Plan of Distribution, page 32

12.	Comment: Identify the officers, directors and employees who will make offers of your securities. State whether or not such persons will be relying upon Rule 3a4-1 of the Securities Exchange Act of 1934 in making offers and, in light of the anticipated offering by Masterworks 001, how you satisfy this rule.

Response: The Company acknowledges and understands the Staff’s comment. The Company will no longer be relying upon officers, directors or employees to offer the Class A ordinary shares in this offering (and, therefore, no longer relying upon Rule 3a4-1) as it has engaged SDDco Brokerage Advisors LLC, a New York limited liability company, a broker-dealer registered with the SEC and a member of the FINRA and the SIPC to manage the sale of the Class A ordinary shares and use its best efforts to find potential purchasers for the Class A ordinary shares offered pursuant the offering circular. Therefore, the foregoing comment is no longer applicable at this time.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

February 8, 2019

Ethereum Blockchain , page 34

13.	Comment: We note your disclosure here that the operating agreement permits “the Manager to issue ERC20 tokens or other crypto tokens or coins to represent ownership of the Class A shares” and on page 28 that holders will be able to “effect transfers of their Class A shares directly on the Ethereum blockchain.” Please describe the anticipated mechanics of these transactions. For example, explain whether shareholders will have to pay a fee to obtain the ERC20 tokens from you, how these tokens will be issued, and any cybersecurity risks shareholders could face as a result of holding the ERC20 tokens.

Response: The Company acknowledges and understands the Staff’s comment; however the Company no longer intends to issue ERC20 tokens or other crypto tokes or coins to represent the ownership of the Class A ordinary shares and no longer plans to record ownership or effectuate transfers of the Ethereum blockchain and has therefore revised the Form 1-A to remove any discussion of the foregoing. If the Company wishes to pursue the foregoing in the future, it will not do so without soliciting the Staff’s comments.

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./ Anthony L.G., PLLC

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